EXHIBIT 99.1

Mogo Reports Results for Q4 & FY 2022

FY 2022 Revenue up 20% year over year to $68.9 million

Q4 Adjusted EBITDA of $0.2 million, reaching positive Adjusted EBITDA one year ahead of previous guidance

Targeting FY 2023 Adjusted EBITDA of $6 to $8 million

Ended year with $30.8 million of cash and $37.5 million in total investments1

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, March 23, 2023 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced its financial and operational results for the fourth quarter and fiscal year ended December 31, 2022.

“In the face of a highly challenging macroeconomic operating environment in 2022, we acted quickly to significantly accelerate our path to profitability, allowing us to reach positive Adjusted EBITDA in the fourth quarter,” said David Feller, Mogo’s Founder and CEO. “Through this restructuring process, we have considerably narrowed our strategic focus to products where we see the greatest potential for profitable growth. Our digital wealth products, MogoTrade and Moka, will remain the focus of our development efforts and the key drivers going forward, in addition to our digital payments platform, Carta. We will emerge from this period a more profitable and efficient company with exposure to multiple large markets with long-term growth tailwinds.”

Key Financial Highlights for Q4 & Full-Year 2022

•	Q4 revenue of $17.1 million, up 1% over the prior year. Total revenue for FY 2022 increased 20% to $68.9 million, at the high-end of the Company’s latest guidance.
•	Q4 gross profit of $11.7 million (68% margin), compared to $12.3 million (72% margin) in Q4 2021 but was up sequentially from $10.8 million (63%) in Q3 2022. Full-year gross profit was $46.2 million, consistent with the prior year.
•	During Q4 2022, Mogo continued to focus on accelerating its path to profitability by placing an emphasis on cost efficiency and building financial resiliency. As a result of these initiatives, total operating expenses for Q4 2022 decreased by $8.1 million, or 34%, compared to Q4 2021 and by 16% from Q3 2022.
•	Mogo reported positive Adjusted EBITDA[2] of $0.2 million in Q4 2022, well in advance of the Company’s target to achieve positive adjusted EBITDA by Q4 2023. This compares with Adjusted EBITDA of ($3.7) million in Q4 2021. This was the Company’s first time generating positive Adjusted EBITDA since FY 2020.
•	Q4 net cash flow from operations before investment in receivables[2] was also positive at $0.5 million, compared with ($1.0) million in Q4 2021 and ($1.5) million in Q3 2022. This was the first time the company generated positive cash flow from operations before investment in receivables since FY 2020.
•	Adjusted net loss[2] decreased to ($4.3) million in Q4 2022 from ($9.7) million in Q4 2021 and ($8.4) million in Q3 2022.

•	Net loss increased to ($74.9) million in Q4 2022, compared with net loss of ($29.6) million in Q4 2021. The increase is primarily driven by non-cash impairment charges of $37.2 million to goodwill & intangibles and $31.5 million on the Company’s investment in Coinsquare in Q4 2022. These impairment charges have primarily resulted from recent broader equity declines during the period.
•	Ended 2022 with cash and total investments of $68.4 million. This included combined cash and restricted cash of $30.8 million, investment portfolio of $12.5 million, and a book value of Mogo’s 34% ownership in Canadian Crypto Investment Dealer Coinsquare, of $25.0 million.

“Mogo has a proven history of managing expenses and cash flow in a challenging environment, and the restructuring we initiated last year has quickly reduced our cost structure, with total operating expenses down 34% year over year in Q4,” said Greg Feller, President & CFO. "We also reached our positive Adjusted EBITDA target well ahead of schedule with additional savings to follow in the coming quarters. As part of narrowing our strategic focus, we eliminated crypto activities in our operating business. As a result, our remaining crypto investment is primarily our 34% ownership in Coinsquare, Canada’s first IIROC registered crypto dealer. As we head into 2023, we remain in a solid financial position and are expecting to see accelerating Adjusted EBITDA growth this year, while we continue to invest prudently in our digital wealth solutions and our payments platform, which we believe will drive top-line expansion in 2024.”

Business & Operations Highlights

•	In 2023, Mogo launched the MogoTrade app in Quebec making it available in both English and French languages and increasing our total addressable market opportunity by approximately 28%. MogoTrade remains available by invitation only.
•	In March 2023, Mogo amended its marketing collaboration agreement with Postmedia Network Inc. ("Postmedia") and extended the agreement until December 31, 2024. Postmedia is a Canadian news media company representing more than 130 brands across multiple print, online and mobile platforms.
•	Mogo's digital payment solutions business, Carta Worldwide, processed over $2.2 billion of payments volume in Q4 2022 which was up over 20% sequentially from Q3 2022.
•	In December 2022, Mogo repurchased 1.0 million of its own common shares (“Common Shares”) for a total cost of $0.7 million at an average price of CAD$0.67 per share. In June 2022, Mogo repurchased 0.8 million of its own Common Shares for a total cost of $1.0 million at an average price of CAD$1.19 per share. The repurchases are pursuant to a share repurchase program approved by the Board on March 22, 2022, which authorizes the repurchase of up to US$10 million of Common Shares in the aggregate.
•	On October 13, 2022, Mogo announced that Coinsquare Ltd. ("Coinsquare"), a company in which Mogo is an approximate 34% shareholder as at December 31, 2022, received approval from the Investment Industry Regulatory Organization of Canada ("IIROC") for its investment dealer registration and IIROC membership through its wholly-owned subsidiary Coinsquare Capital Markets Ltd. With Coinsquare being IIROC regulated, clients will now have the added comfort and security of knowing that Coinsquare is subject to the highest level of dealer compliance and oversight under the existing regulatory system.
•	During Q4 2022, Mogo monetized its digital assets investment for proceeds of $0.6 million, along with the exit of MogoCrypto. As at December 31, 2022, Mogo’s sole remaining crypto exposure is comprised of its investment in Canada’s first IIROC registered crypto dealer Coinsquare along with certain smaller crypto-related investments in our investment portfolio.

2

Corporate Restructuring & Financial Outlook

During fiscal 2022, Mogo continued to focus on accelerating its path to profitability by placing an emphasis on cost efficiency and building financial resiliency in light of challenging financial market conditions. The following cost reduction initiatives were implemented in 2022:

•	An approximate 33% reduction in workforce headcount as at December 31, 2022 compared to March 31, 2022.
•	A reduction in vendor expenses by all departments.
•	Completed the exit of Moka France during Q4 2022.
•	Completed the exit of Mogo’s bitcoin product (MogoCrypto).

As a result of these initiatives, total operating expenses decreased by 37% in Q4 2022, compared to Q1 2022.

For fiscal 2023, the Company reiterates its previous guidance on cost reduction of 25-35% for operating expenses over the next several quarters, relative to our Q3 2022 operating expenses. In addition to the winddown of MogoCrypto and exit from Moka France in Q4 2022, Mogo plans to sunset its legacy MogoApp including MogoCard, as part of its goal to simplify to one app and eliminate unprofitable or subscale business segments. Consistent with its previous guidance, Mogo expects its quarterly revenue in the near term will be impacted by 10-15% as a result of these restructuring initiatives.

For fiscal 2023, the Company will continue to focus on accelerating its path to profitability with a specific focus on increasing its Adjusted EBITDA. Specifically, for 2023 Mogo is focused on achieving:

■	Full-year adjusted EBITDA of $6.0 million to $8.0 million;
■	Exiting 2023 with an annual Adjusted EBITDA run rate of $10.0 million to $14.0 million (based on a Q4 2023 Adjusted EBITDA target of $2.5 million to $3.5 million).

1Includes combined cash and cash equivalents, restricted cash and investment portfolio of $43.4 million, along with a book value of investment in Coinsquare of $25.0 million.

2Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended December 31, 2022.

3

Conference Call & Webcast

Mogo will host a conference call to discuss its Q4 2022 financial results at 3:00 p.m. EDT on March 23, 2023. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (416) 764-8658 or (888) 886-7786 (International) using conference ID: 97196810. The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted EBITDA, adjusted net loss and contribution, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended December 31, 2022, which is available at www.sedar.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

4

Adjusted EBITDA

($000s)
	Three months ended		Year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Net loss before tax	$(75,030)	$(29,885)	$(166,014)	$(33,441)
Depreciation and amortization	3,166	3,682	12,636	12,736
Stock-based compensation	835	3,919	8,712	11,683
Credit facility interest expense	1,363	1,081	4,640	4,109
Debenture and other financing expense	(335)	1,014	2,111	3,841
Accretion related to debentures and convertible debentures	315	316	1,249	1,252
Share of (income) loss in investment accounted for using the equity method	(372)	(5,076)	20,569	278
Revaluation (gain) loss	(906)	19,817	3,489	(15,671)
Impairment of investment accounted for using the equity method	31,514	—	58,263	—
Impairment of goodwill	31,758	—	31,758	—
Other non-operating expense	7,940	1,476	10,360	4,100
Adjusted EBITDA	248	(3,656)	(12,227)	(11,113)

Adjusted Net Loss

($000s)
	Three months ended		Year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Net loss before tax	$(75,030)	$(29,885)	$(166,014)	$(33,441)
Stock-based compensation	835	3,919	8,712	11,683
Share of (income) loss in investment accounted for using the equity method	(372)	(5,076)	20,569	278
Revaluation (gain) loss	(906)	19,817	3,489	(15,671)
Impairment of investment accounted for using the equity method	31,514	—	58,263	—
Impairment of goodwill	31,758	—	31,758	—
Other non-operating expense	7,940	1,476	10,360	4,100
Adjusted net loss	(4,261)	(9,749)	(32,863)	(33,051)

Net Cash Flow From Operations Before Investment In Receivables

($000s)
	Three months ended		Year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Cash used in operating activities	$(1,356)	$(7,456)	$(27,009)	$(31,090)
Cash invested in loans receivable	1,813	6,462	16,392	17,081
Net cash flow from operations before investment in receivables	457	(994)	(10,617)	(14,009)

5

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding Mogo’s path to profitability, the focus on its digital wealth solutions and other initiatives to drive top-line expansion, the Company’s restructuring plan and initiatives to reduce operating expenses in the coming quarters, expected reduction in quarterly revenue, the wind down of the legacy MogoApp including MogoCard, the Company’s financial outlook for 2023, including operating expenses, total revenues, and Adjusted EBITDA, the Company’s plans regarding its elimination of investments in unprofitable products, and its targets for total revenues and Adjusted EBITDA for 2023. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s trade app, MogoTrade, offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages.  Through Mogo’s wholly-owned subsidiary, Carta Worldwide, we also offer a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe and Canada. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information: Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

646-829-9701

shamsian@lythampartners.com

6